SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 29, 2009

Commission File Number 1-14846

        AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes __   No <u>X</u>

Enclosure: Press release ANGLOGOLD ASHANTI DISTRIBUTES CIRCULAR TO SHAREHOLDER
                         CONVENING A GENERAL MEETING TO BE HELD ON JULY 30, 2009

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions commencing on page 6 of this circular have been used on this front cover.

If you are in any doubt as to the action that you should take, please consult your stockbroker, CSDP, banker, legal adviser, accountant or other professional adviser immediately. If you have disposed of all your shares in AngloGold Ashanti, please forward this circular, together with the attached form of proxy, to the stockbroker, CSDP, banker or agent through whom you disposed of such shares.

RECOMMENDED ACTION

1. Certificated shareholders or dematerialised "own name" shareholders (those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP or broker) who are unable to attend the general meeting to be held at 10:00 (South African time) on Thursday, 30 July 2009, at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, the Corporate Office of AngloGold Ashanti, and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars, Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa or Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England, or Computershare Investor Services Pty Limited, Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182 Perth, WA 6840), Australia, or NTHC Limited, Martco House, Off Kwame Nkrumah Avenue, PO Box K1A 9563 Airport, Accra, Ghana, by no later than 10:00 (South African time) on Tuesday, 28 July 2009.

2. Dematerialised shareholders (other than dematerialised "own name" shareholders) must provide their CSDP or broker with their voting instructions or request their CSDP or broker to provide them with the necessary Letter of Representation to attend the general meeting in person in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

All of the convertible bonds were issued and sold to investors on 22 May 2009. This circular is being distributed to shareholders solely for the purposes described under the caption "Purpose of this circular" on page 8 and does not constitute an offer to sell or the solicitation of an offer to buy the convertible bonds in any jurisdiction. The convertible bonds have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the convertible bonds are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.



ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG

CIRCULAR TO SHAREHOLDERS

regarding

– **the granting to and approval of a specific authority for AngloGold Ashanti directors to allot and issue up to a maximum of 15,384,615 ordinary shares of R0.25 each in the share capital of AngloGold Ashanti underlying the AngloGold Ashanti ADSs issuable upon the conversion of the US$732,500,000 3.50 percent Convertible Bonds due 22 May, 2014 issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of AngloGold Ashanti.**

and incorporating

– **a notice of general meeting of shareholders; and**

– **a form of proxy** (for use by certificated shareholders and dematerialised shareholders with "own name" registration)**; or**

– **a CDI voting instruction form** (for use by Australian holders of Chess Depositary Interests)**; or**

– **a GhDS voting instruction form** (for use by holders of Ghanaian Depositary Shares)**.**

JSE Sponsor	South African Legal Advisers	Reporting Accountants and Auditors
	TABACKS	ᴇᴎ ERNST & YOUNG

Date of issue: 29 June 2009

CONTENTS

SALIENT DATES AND TIMES

Last day for lodging forms of proxy for the general meeting (by 10:00 South African time) on	Tuesday, 28 July 2009
General meeting to be held at 10:00 South African time at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on	Thursday, 30 July 2009
Results of the general meeting	
– released on SENS and other stock exchanges' news services on	Thursday, 30 July 2009
– published in the South African press on	Friday, 31 July 2009

Shareholders are reminded that shares in companies listed on the JSE can no longer be bought or sold on that exchange unless they have been dematerialised onto the Strate system. It is therefore suggested that certificated shareholders on AngloGold Ashanti's South African share register should consider dematerialising their shares and replacing them with electronic records of ownership. In this regard shareholders may contact either their own broker or a preferred CSDP, details of which are available from Strate at queries@strate.co.za or telephone +27 11 759 5300 or fax +27 11 759 5505.

The dates and times in this circular are subject to change and any changes will be announced in the South African press and through SENS and other stock exchanges' news services. All times in this circular are South African local times unless otherwise stated.

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on 5 May 2009 and amended on 6 May 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

CORPORATE INFORMATION

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

SHARE CODES

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

REPORTING ACCOUNTANTS AND AUDITORS

Ernst & Young Inc
Wanderers Office Park
52 Corlett Drive
Illovo, Johannesburg, 2196
(Private Bag X14, Northlands, 2116)
South Africa
Telephone: +27 11 772 3000
Fax: +27 11 772 4000

Offices:

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

DIRECTORS AND OFFICERS

Executive

M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Executive Director: Finance)

Non-Executive

R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
W A Nairn
Prof L W Nkuhlu
S M Pityana
* British # American ~ Australian

Officers

Company Secretary: Ms L Eatwell

INVESTOR RELATIONS CONTACTS

South Africa

Sicelo Ntuli

Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

United States

Stewart Bailey

Telephone: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
shanti.

LEGAL ADVISORS

South Africa

Taback and Associates (Proprietary) Limited
13 Eton Road,
Parktown, Johannesburg, 2193
(PO Box 3334, Houghton, 2014)
South Africa
Telephone: +27 11 358 7700
Fax: +27 11 358 7800

United States of America and United Kingdom

Shearman & Sterling LLP
Broadgate West, 9 Appold Street,
London EC2A 2AP
England
Telephone: +44 20 7655 5000
Fax: +44 20 7655 5500

GENERAL

General E-mail enquiries

investors@AngloGoldAshanti.com

AngloGold Ashanti website

http://www.AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

ADR Depositary

The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

LETTER FROM THE CHAIRMAN

Dear Shareholder

On 26 February 2009, AngloGold Ashanti's wholly-owned subsidiary, AngloGold Ashanti Holdings plc, redeemed a US$1 billion convertible bond issued in February 2004 using the proceeds of a term loan from Standard Chartered Bank which was put in place in November 2008 for that purpose. Given the extremely difficult financial market conditions prevailing at that time, the directors deemed it prudent to establish this bridging term loan as a means of ensuring the AngloGold Ashanti Group's ability to redeem the convertible bond on its maturity date while it sought medium to longer term solutions to its capital requirements.

At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an ordinary resolution granting the directors the authority to issue convertible bonds, convertible into a maximum of 15,384,615 AngloGold Ashanti ADSs. On 22 May 2009, AngloGold Ashanti's wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, issued convertible bonds and raised gross proceeds of $732.5 million. These convertible bonds, which have a five year maturity and pay a coupon of 3.50 percent are convertible into AngloGold Ashanti ADSs at an initial conversion price of US$47.6126 per AngloGold Ashanti ADS. These convertible bonds are guaranteed by AngloGold Ashanti.

The net proceeds from the issue of these convertible bonds will be used to refinance the AngloGold Ashanti Group's debt facilities and for general corporate purposes. The Company believes that the issue of these convertible bonds and the proceeds therefrom:

• will allow for a longer maturity profile for a substantial portion of AngloGold Ashanti's debt;

• has allowed AngloGold Ashanti Group to obtain funding at favourable interest rates that are lower than the interest rates under its existing debt facilities thereby reducing its financing costs when the proceeds are applied towards reducing the amounts drawn under the bridging term loan from Standard Chartered Bank;

• has allowed AngloGold Ashanti to access a different credit market, thereby reducing the extent of its reliance on the banking market; and

• will, together with the proceeds from the sale of its interest in AngloGold Ashanti's Boddington project, provide AngloGold Ashanti greater balance sheet flexibility to pursue its business strategy.

The approval of the ordinary resolution to be proposed at the general meeting will grant a specific authority to the directors of AngloGold Ashanti to allot and issue a maximum of 15,384,615 ordinary shares upon conversion of the convertible bonds. A 75% majority of the votes cast by shareholders present or represented by proxy at the general meeting is required for approval of the ordinary resolution to grant the specific authority.

I would therefore ask that you vote in favour of the ordinary resolution detailed in this circular.

Yours sincerely

Russell Edey
Chairman

29 June 2009

DEFINITIONS

In this circular and the documents attached hereto, unless the context indicates otherwise:

– the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing the masculine include the feminine, and words incorporating persons include juristic persons and associations of persons; and

– all times referred to are South African times unless otherwise stated.

"AngloGold Ashanti" or "the Company"	AngloGold Ashanti Limited, a company incorporated under the laws of South Africa, registration number 1944/017354/06;
"AngloGold Ashanti ADSs"	the American Depositary Shares of AngloGold Ashanti deposited with The Bank of New York Mellon, as depositary, each of which represents one AngloGold Ashanti ordinary share;
"AngloGold Ashanti CDIs"	AngloGold Ashanti Clearing House Electronic Sub-register System (or CHESS) Depositary Interests, five of which represent one AngloGold Ashanti ordinary share;
"AngloGold Ashanti Holdings Finance plc"	AngloGold Ashanti Holdings Finance plc, a company incorporated under the laws of the Isle of Man with registration number 002740V, a wholly-owned subsidiary of AngloGold Ashanti and the issuer of the convertible bonds;
"AngloGold Ashanti GhDSs"	the Ghanaian Depositary Shares of AngloGold Ashanti, 100 of which represent one AngloGold Ashanti ordinary share;
"AngloGold Ashanti Group"	AngloGold Ashanti and its subsidiary companies from time to time;
"AngloGold Ashanti ordinary shares"	ordinary shares of R0.25 in the share capital of AngloGold Ashanti;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated shareholders"	holders of certificated shares;
"certificated shares"	AngloGold Ashanti ordinary shares which are evidenced by a certificate or other physical document of title and which have not been surrendered for dematerialisation;
"circular"	this bound document, dated 29 June 2009, including the notice convening the general meeting and a form of proxy for use at the general meeting;
"Companies Act"	the South African Companies Act, 1973, as amended;
"convertible bonds"	the US$732.5 million 3.50 percent guaranteed convertible bonds due 22 May 2014, issued on 22 May 2009 by AngloGold Ashanti Holdings Finance plc and unconditionally and irrevocably guaranteed by AngloGold Ashanti;
"CSDP"	Central Securities Depository Participant;
"custody agreement"	the custody mandate agreement between the dematerialised shareholder and a CSDP or broker covering their relationship in respect of dematerialised shares held by the CSDP or broker;

"dematerialised" or "dematerialisation" or "dematerialising"	the process by which certificated shares are or are to be converted into electronic form under Strate for trading on the JSE;
"dematerialised shares"	AngloGold Ashanti ordinary shares which have been dematerialised;
"directors"	the directors of AngloGold Ashanti;
"general meeting"	the general meeting of shareholders to be held at 10:00 South African time on Thursday, 30 July 2009, in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa;
"JSE"	the JSE Limited, a company incorporated under the laws of south Africa, registration number 2005/022939/06, licensed as an exchange under the South African Securities Services Act 2004;
"Listings Requirements"	the Listings Requirements of the JSE;
"NYSE"	the New York Stock Exchange;
"R"	South African rand, the official currency of South Africa;
"SENS"	the Securities Exchange News Service of the JSE;
"SGX"	Singapore Stock Exchange Securities Trading Limited;
"shareholders"	registered holders of AngloGold Ashanti ordinary shares as reflected on the AngloGold Ashanti register and the sub-register maintained by a CSDP or broker;
"share registrars"	the share registrars of AngloGold Ashanti being: – Computershare Investor Services (Pty) Limited in South Africa, – Computershare Investor Services PLC in the United Kingdom, – Computershare Investor Services Pty Limited in Australia, and – NTHC Limited in Ghana;
"South Africa"	the Republic of South Africa;
"specific authority"	the placing of 15,384,615 AngloGold Ashanti ordinary shares under the control of the directors as a specific authority and approval in terms of the ordinary resolution to be considered at the general meeting to allot and issue a maximum of 15,384,615 AngloGold Ashanti ordinary shares at a price per share equal to the Rand equivalent of US$47.6126 (provided that such price will be subject to adjustment on the occurrence of certain events as mentioned in paragraph 3 under the sub-heading "Conversion price") for the purpose of the conversion of the convertible bonds
"Strate"	Strate Limited, a company incorporated under the laws of South Africa, registration number 1998/022242/06, an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically; and
"term loan"	the bridging term loan granted by Standard Chartered Bank to AngloGold Ashanti in November 2008;
"US$" and "US cents"	dollars and cents, the official currency of the United States of America.

1. **PURPOSE OF THIS CIRCULAR**

   At the annual general meeting of AngloGold Ashanti held on 15 May 2009, shareholders, by a 97.05 percent majority, approved an ordinary resolution granting authority:

   • to the directors to issue, upon such terms and conditions as the directors in their discretion may deem fit, such number of bonds which may be converted into a maximum, in aggregate, of 15,384,615 AngloGold Ashanti ordinary shares; and

   • to procure the issue by a wholly-owned subsidiary of AngloGold Ashanti, upon such terms and conditions as the directors in their discretion may deem fit, such number of bonds, guaranteed by AngloGold Ashanti and which may be converted into a maximum, in the aggregate, of 15,384,615 AngloGold Ashanti ordinary shares.

   Pursuant to this authority, AngloGold Ashanti Holdings Finance plc issued the convertible bonds on 22 May 2009. The convertible bonds were listed on the SGX with effect from 09:00 (Singapore time) on Monday, 25 May 2009. The salient features of the convertible bonds are set out in paragraph 3.

   The purpose of this circular and the notice of general meeting which forms part of this circular is to furnish information to shareholders, and to convene a general meeting at which shareholders will be asked to grant a specific authority and approval for the directors to allot and issue a maximum of 15,384,615 AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADS issuable upon conversion of the convertible bonds. In terms of the Listings Requirements the ordinary resolution granting such authority and approval must be passed by a majority of 75 percent of shareholders present or represented and entitled to vote at the general meeting.

   The specific authority will enable AngloGold Ashanti to allot and issue AngloGold Ashanti ordinary shares underlying the AngloGold Ashanti ADSs issuable upon any exercise of conversion rights attached to the convertible bonds.

2. **USE OF PROCEEDS AND RATIONALE FOR THE ISSUE OF THE CONVERTIBLE BONDS**

   2.1 **Use of proceeds**

   The net proceeds of the offering of the convertible bonds is to be used by the AngloGold Ashanti Group to refinance its debt facilities and for general corporate purposes.

   2.2 **Rationale for the issue of the convertible bonds**

   AngloGold Ashanti believes that the issuance of the convertible bonds and the proceeds therefrom:

   • will allow for a longer maturity profile for a substantial portion of AngloGold Ashanti's debt;

   • has allowed AngloGold Ashanti Group to obtain funding at favourable interest rates that are lower than the interest rates under its existing debt facilities thereby reducing its cash financing costs when the proceeds are applied towards reducing the amounts drawn under the bridging term loan from Standard Chartered Bank. ;

   • has allowed AngloGold Ashanti to access a different credit market, thereby reducing the extent of its reliance on the banking market; and

   • will, together with the proceeds from the sale of its interest in AngloGold Ashanti's Boddington project, provide AngloGold Ashanti greater balance sheet flexibility to pursue its business strategy.

2.3 Expenses of the issue

Expense	Payable to	R (excluding VAT)
JSE – documentation	JSE	10,000
Printing, publication, distribution and advertising	Various printers world-wide	700,000
Legal Fees	Tabacks and Shearman & Sterling	250,000
Reporting Accountants	Ernst & Young	300,000
Transfer secretaries	Computershare – branches in South Africa, Australia and the United Kingdom and	
	NTHC	180,000
		1,440,000

3. SALIENT FEATURES OF THE CONVERTIBLE BONDS

The salient features of the convertible bonds are as follows:

- **Issue size of convertible bonds:** US$732,500,000 3.50 percent convertible bonds due 22 May 2014 and convertible into a maximum of 15,384,615 AngloGold Ashanti ADSs (subject to the approval of the specific authority).

- **Issuer**: AngloGold Ashanti Holdings Finance plc.

- **Guarantor**: AngloGold Ashanti.

- **Interest**: The convertible bonds bear interest at a rate of 3.50 percent per annum. Interest is payable, in equal instalments, semi-annually in arrear on 22 May and 22 November in each year, commencing 22 November 2009.

- **Conversion**: Prior to the grant of the specific authority, the convertible bonds are subject to automatic cash settlement. Thereafter, bonds are convertible at the discretion of the bondholder. However, the issuer has the option, in certain circumstances, to redeem the convertible bonds for cash, or to redeem the Bonds through an issue of AngloGold Ashanti ordinary shares to be converted into AngloGold Ashanti ADSs or to redeem the convertible bonds through the issue of a combination of AngloGold Ashanti ordinary shares and cash. The discount at which the AngloGold Ashanti ordinary shares will be issued to the then prevailing share price is currently unknown ;

- **Conversion price**: The initial conversion price is US$47.6126 per AngloGold Ashanti ADS, which price is at a 37.5 percent premium to the volume weighted average price of an AngloGold Ashanti ADS trading on the NYSE on 18 May 2009 (the date the convertible bonds were priced in the market). The conversion price is subject to adjustment on the occurrence of certain events such as, but not limited to:

  – an alteration to the nominal value of the AngloGold Ashanti ordinary shares as a result of consolidation or subdivision thereof;

  – AngloGold Ashanti issuing any AngloGold Ashanti ordinary shares to shareholders by way of a capitalisation of profits or reserves;

  – AngloGold Ashanti making a capital distribution to shareholders in excess of certain threshold amounts; and

  – AngloGold Ashanti issuing AngloGold Ashanti ordinary shares to shareholders by way of rights, options, warrants or other rights.

- **Conversion period**: The conversion period will commence on the later of:
  - 2 July 2009; and
  - the earlier of:
    - 22 November 2009; and
    - the date on which the specific authority is granted.
- **Final maturity date**: 22 May 2014.
- **Final redemption**: Unless previously purchased and cancelled, redeemed or converted, the convertible bonds will be redeemed on the final maturity date, at their principal amount.

4. DESCRIPTION OF BUSINESS

AngloGold Ashanti is a global gold company with a diversified portfolio of assets in many key gold producing regions. As at 31 December 2008, AngloGold Ashanti had gold reserves of 74.9 million ounces. For the year ended 31 December 2008, AngloGold Ashanti had consolidated gold revenues of US$3,619 million (which excludes revenues from by-products and interest earned), gold production of 4.98 million ounces and total cash costs of US$444 per ounce.

AngloGold Ashanti (formerly "AngloGold Limited") was formed following the consolidation of the gold interests of Anglo American plc into a single company in 1998. At that time, its production and reserves were primarily located in South Africa (97 percent of 1997 production and 99 percent of reserves as at 31 December 1997) and one of its objectives was to achieve greater geographic and ore body diversity. Through a combination of mergers, acquisitions, disposal initiatives and organic growth, and through the operations in which AngloGold Ashanti has an interest, AngloGold Ashanti has developed a high quality, well diversified asset portfolio, including:

- production from 21 operations in ten countries: Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United States of America;
- production and reserves for the year ended 31 December 2008 of 58 percent and 55 percent, respectively, from operations outside South Africa; and
- production from a broad variety of ore body types as well as a variety of open-pit (42 percent), underground (55 percent) and surface and dump reclamation (3 percent) operations.

AngloGold Ashanti was incorporated in South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and in South Africa it is subject to the Companies Act. Paragraph 2 of AngloGold Ashanti's memorandum of association provides that its main business is to carry on gold exploration, the mining and production of gold, the manufacturing, marketing and selling of gold products and the development of markets for gold. On 26 April 2004, AngloGold Ashanti acquired the entire issued share capital of Ashanti Limited of Ghana and changed its name to AngloGold Ashanti Limited.

As detailed in the report to shareholders for the quarter ended 31 March 2009, the company remains on track to meet its production guidance for the year of between 4.9Moz to 5.0Moz. The annual total cash cost guidance was $435/oz to $450/oz and this was based on R9.75/$, A$/$0.68, BRL2.25/$ and Argentinean peso 3.65/$. However, with the strengthening of local currencies and in particular the South African rand, total cash costs are likely to be in the range of $450/oz to $460/oz at R9.25/$ and $460/oz to $475/oz at R8.50/$. Capital expenditure excluding Boddington remains forecast at $840m in 2009 and management expects to achieve a discount of 6% to the average spot gold price for the year.

5. SHARE CAPITAL

At the annual general meeting of shareholders held on 15 May 2009, shareholders approved, by special resolution, the increase in the ordinary share capital of AngloGold Ashanti from 400,000,000 AngloGold Ashanti ordinary shares to 600,000,000 AngloGold Ashanti ordinary shares. Taking this increase into account, AngloGold Ashanti's authorised share capital is R152,120,000, consisting of four classes of shares, being the AngloGold Ashanti ordinary shares, E-ordinary shares of R0.25 each, A redeemable preference shares of R0.50 each, which shares have voting rights and B redeemable preference shares of R0.01 each, which shares have voting rights only under certain circumstances.

The authorised and issued share capital of AngloGold Ashanti at 22 June 2009, the latest practicable date prior to the finalisation of this circular is set out below:

Title of class of shares	Nominal value per share	Authorised		Issued	
		Number	Amount	Number	Amount
Ordinary	R0.25	600,000,000	R150,000,000	354,229,963	R88,557,491
E ordinary [1]	R0.25	4,280,000	R1,070,000	3,879,290	R969,823
A redeemable preference	R0.50	2,000,000	R1,000,000	2,000,000	R1,000,000
B redeemable preference	R0.01	5,000,000	R50,000	778,896	R7,789

(1) *On 11 December 2006, shareholders in general meeting authorised the creation of E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a Black Economic Empowerment transaction. All the authorised E-ordinary shares were issued. On vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the Company. The table above reflects the total number of E ordinary shares in issue.*

The share premium account at 22 June 2009 was R37,721,766,989.

All of the issued AngloGold Ashanti ordinary shares, E ordinary shares, A redeemable preference shares and B redeemable preference shares are fully paid and are not subject to further calls or assessment by AngloGold Ashanti.

All of the A redeemable preference shares and B redeemable preference shares are held by Eastvaal Gold Holdings Limited, AngloGold Ashanti's wholly-owned subsidiary. AngloGold Ashanti's articles of association provide that the A redeemable preference shares and B redeemable preference shares are not transferable.

AngloGold Ashanti has not purchased any of its shares, and currently has no authority to purchase such shares.

The share price history of the AngloGold Ashanti ordinary shares on the JSE is summarised in Annexure B.

6. UNAUDITED *PRO FORMA* FINANCIAL INFORMATION RELATING TO ANGLOGOLD ASHANTI

The unaudited *pro forma* financial information of AngloGold Ashanti was prepared in order to illustrate the effects of the issue and conversion of the convertible bonds, assuming that the issue and conversion of the convertible bonds took place on 1 January 2008 for purposes of the income statement and on 31 December 2008 for purposes of the balance sheet. The conversion of the convertible bonds is at the discretion of the bondholders and there can be no assurance that any of the convertible bonds will be converted. The information has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the financial results would have been if the conversion of the convertible bonds had actually occurred at an earlier date. The *pro forma* financial information is the responsibility of the directors.

The unaudited *pro forma* financial information of AngloGold Ashanti should be read in conjunction with the Notes thereto and the report of Ernst & Young Inc. which is annexed as Annexure A.

The unaudited pro-forma information as presented below does not include the effect of the Standard Chartered Bank term facility negotiated by the company during November 2008 to replace the 2.375 percent guaranteed convertible bond that matured in February 2009. The interest saving that will arise if the US$717.5 million net proceeds from the issue of the convertible bonds are applied to part settle the Standard Chartered Bank term facility will result in an effective interest rate reduction of 4.5 percent per annum, being the difference between the effective interest rates of the Standard Chartered Bank term facility and the convertible bonds. This interest saving was not taken into account in the pro-forma information presented below, as the facility was not yet drawn at 31 December 2008.

Unaudited *pro forma* per AngloGold Ashanti ordinary share information for the year ended 31 December 2008

The *pro forma* historical financial effects of the issue and conversion of the convertible bonds are as follows:

For the year ended and as at 31 December 2008 (per AngloGold Ashanti ordinary share)		Before the convertible bonds issue	After conversion of the convertible bonds	% change
Net asset value per share [1]	US cents	702	870	23.9%
Net tangible asset value per share [1]	US cents	661	830	25.6%
Basic loss per share (continuing operations) [2]	US cents	(385)	(360)	6.5%
Diluted loss per share (continuing operations) [3]	US cents	(385)	(360)	6.5%
Headline loss per share [4]	US cents	(9)	(2)	77.8%
Weighted average number of shares in issue [5]		317,203,948	332,588,563	4.9%
Weighted average diluted number of shares in issue [5]		317,203,948	332,588,563	4.9%
Number of shares in issue [6]		357,450,351	372,834,966	4.3%
Net debt to net capital employed [7]		27.4%	13.8%	(50%)

Notes:

(1) Net asset value per share is computed by dividing total equity by the number of shares in issue. Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) by the number of shares in issue.

(2) Basic loss per share is computed by dividing the loss attributable to equity shareholders from continuing operations by the weighted average number of shares in issue.

(3) The diluted loss per share is computed by dividing the loss attributable to equity shareholders from continuing operations by the weighted average diluted number of shares in issue. The effect of the diluted loss per share is anti-dilutive and therefore the diluted loss per share is the same as the basic loss per share.

(4) Headline loss excludes separately identifiable re-measurements of the carrying amounts of assets and liabilities after initial recognition from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.

(5) The weighted average number of AngloGold Ashanti ordinary shares in issue was 312,610,124 ordinary, 4,046,364 E ordinary and 547,460 fully vested options for the year ended 31 December 2008.

(6) The number of AngloGold Ashanti shares in issue as at 31 December 2008 was 353,483,410 ordinary and 3,966,941 E ordinary shares.

(7) Net debt includes both long-term and short-term debt and is net of cash and cash equivalents, restricted cash, unamortised portion of the convertible bond and corporate office lease. Net capital employed is calculated as shareholders' equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash and cash equivalents.

Pro forma consolidated income statement

The *pro forma* consolidated income statement for AngloGold Ashanti incorporating the issue and conversion of the convertible bonds is presented below for the year ended 31 December 2008:

US$ (millions)	AngloGold Ashanti year ended 31 December 2008	Adjustments for issue of Convertible Bonds	Adjustments for conversion of convertible bonds	Note Ref	*Pro forma* year ended 31 December 2008
Gold income	3,619				3,619
Cost of sales	(2,728)				(2,728)
Loss on non-hedge derivatives and other commodity contracts	(297)				(297)
Gross profit	594				594
Corporate administration and other expenses	(131)				(131)
Market development costs	(13)				(13)
Exploration costs	(126)				(126)
Other operating expenses	(6)				(6)
Operating special items	(1,538)				(1,538)
Operating loss	(1,220)				(1,220)
Interest received	66				66
Exchange gain	4				4
Fair value adjustment on option component of convertible bond	25				25
Finance costs and unwinding of obligations	(114)	(72)	94	1.1, 1.2	(92)
Share of equity accounted investments' loss	(138)				(138)
Loss before taxation	(1,377)	(72)	94		(1,355)
Taxation	197				197
Loss after taxation from continuing operations	(1,180)	(72)	94		(1,158)
Profit from discontinued operations	25				25
Loss for the year	(1,155)	(72)	94		(1,133)
Allocated as follows:					
Equity shareholders	(1,195)	(72)	94		(1,173)
Minority interests	40				40
	(1,155)	(72)	94		(1,133)
Headline loss					
Loss attributable to equity shareholders was adjusted by the following to arrive at headline loss:					
– Loss attributable to equity shareholders	(1,195)	(72)	94		(1,173)
– Impairment net of reversals of tangible assets	1,493				1,493
– Impairment of goodwill	109				109
– Impairment of investments	6				6
– Profit on disposal and abandonment of assets	(55)				(55)
– Profit on disposal of investment in associate	(2)				(2)
– Impairment of investment in associate	39				39
– Profit on disposal of assets in associates	(3)				(3)
Taxation on items above					
– current portion	1				1
– deferred portion	(395)				(395)
Profit on disposal of discontinued assets	(27)				(27)
Discontinued operations taxation on items above	(1)				(1)
Headline loss	(30)	(72)	94		(8)

Pro forma consolidated balance sheet

The *pro forma* consolidated balance sheet of AngloGold Ashanti incorporating the offering and conversion of the convertible bonds as at 31 December 2008:

US$ (millions)	AngloGold Ashanti as at 31 December 2008	Adjustments for issue of convertible bonds	Adjustments for conversion of convertible bonds	Note Ref	*Pro forma* as at 31 December 2008
ASSETS					
Non-current assets					
Tangible assets	4,345				4,345
Intangible assets	148				148
Investments in associates and equity joint ventures	298				298
Other investments	66				66
Inventories	287				287
Trade and other receivables	62				62
Deferred taxation	50				50
Other non-current assets	3				3
	5,259				5,259
Current assets					
Inventories	599				599
Trade and other receivables	220				220
Derivatives	570				570
Cash restricted for use	44				44
Cash and cash equivalents	575				575
	2,008				2,008
Non-current assets held for sale	793				793
	2,801				2,801
Total assets	8,060				8,060
EQUITY AND LIABILITIES					
Ordinary share capital and premium	3,949		733	1.3	4,682
Retained earnings and other reserves	(1,521)				(1,521)
Shareholders' equity	2,428		733		3,161
Minority interest	83				83
	2,511		733		3,244
Non-current liabilities					
Borrowings	870	(142)	(591)	1.4, 1.5	137
Provisions	545				545
Trade, other payables and deferred income	11				11
Derivatives	25			1.6	25
Deferred taxation	617				617
	2,068	(142)	(591)		1,335
Current liabilities					
Trade and other payables	524				524
Current portion of borrowings	1,063				1,063
Derivatives	1,737	142	(142)		1,737
Taxation	109				109
	3,433				3,433
Non-current liabilities held for sale	48				48
	3,481	142	(142)		3,481
Total liabilities	5,549				5,549
Total equity and liabilities	8,060				8,060

1. Convertible bonds adjustments

1.1 Finance costs

Represents the net finance charges (which includes the amortisation of the issue cost of US$15 million and the notional interest charge) on the convertible bonds, calculated at an all inclusive bond yield of 8.5 percent on US$732.5 million, less finance cost saved on existing facilities assumed to be repaid with funds from the convertible bonds issue for pre-conversion finance cost.

1.2 Finance costs

Represents the net finance charges (which includes the amortisation of the issue cost of US$15 million and the notional interest charge) on the convertible bonds, calculated at an all inclusive bond yield of 8.5 percent on US$732.5 million.

1.3 Shareholders' equity

The conversion adjustment to shareholders equity is the net adjustment for the issuance of the 15,384,615 AngloGold Ashanti ordinary shares at US$47.6126 per AngloGold Ashanti ADS totalling US$732.5 million.

1.4 Borrowings

Represents the liability component of the convertible bonds of US$576 million, net of costs, after the repayment of US$718 million, being a part of the long-term portion of the drawdown of AngloGold Ashanti's existing syndicated loan facility. The liability component of US$576 million, net of cost, is calculated at the present value of all the cash flows discounted at the market yield of 8.5 percent, which is the return applicable to similar bonds without the conversion option.

1.5 Borrowings

Represents the liability component of US$591 million (including US$15 million amortised issue cost) of the convertible bonds on conversion to AngloGold Ashanti ADSs.

1.6 Derivatives

Represents the option component of the convertible bonds.

7. DIRECTORS

7.1 Information on directors

Name	Function	Business address
South African if not otherwise indicated below		
Russell Philip Edey (66) (British)	Independent non-executive Chairman	N M Rothschild & Sons Limited New Court St Swithin's Lane London EC4P 4DU
Dr Thokoana James Motlatsi (57)	Independent non-executive Deputy chairman	121 Eloff Street Ext, Selby, Johannesburg 2001
Mark Cutifani (50) (Australian)	Executive director: Chief Executive Officer	76 Jeppe Street, Newtown, Johannesburg 2001
Frank Bentley Arisman (64) (American)	Independent non-executive director	No. 7 St Luke's Place, New York NY 10014
Srinivasan Venkatakrishnan (43) (British)	Executive Director: Finance	76 Jeppe Street, Newtown Johannesburg 2001
William Alan Nairn (64)	Independent non executive director	87 Central Avenue, Athol, Sandton, 2196
Lumkile Wiseman Nkuhlu (64)	Independent non executive director	2nd Floor, Summit Place, 15 School Road, Morningside, 2196
Sipho Mila Pityana (49)	Independent non-executive director	12th Floor, Forum Building, 2 Maude Street, Sandton

7.2 Directors' interests in securities

At 22 June 2009, the last practicable date prior to the finalisation of this circular, the directors had the following direct and indirect beneficial interests in AngloGold Ashanti's ordinary shares, which holdings are unchanged from those published in the 2008 annual report. The Directors, individually or in aggregate, do not hold in excess of 0.1% of the company's issued ordinary share capital.

	Beneficial	
	Direct	Indirect
Executive directors		
M Cutifani	10,000	–
S. Venkatakrishnan	5,221	–
Sub-total	**15,551**	**–**
Non-executive directors		
R P Edey	–	3,063
T J Motlatsi	–	–
F B Arisman	–	4,984
W A Nairn	–	–
L W Nkuhlu	–	800
S M Pityana	–	–
Sub-total	**–**	**8,847**
TOTAL	**15,551**	**8,847**

7.3 Directors' remuneration

The remuneration receivable by directors will not be varied as a consequence of the issue of shares arising from the conversion of the convertible bonds.

7.4 Directors' interests in transactions

The directors had no material beneficial interests, directly or indirectly in transactions effected by AngloGold Ashanti during the current or the immediately preceding financial year. Furthermore, the directors had no outstanding material beneficial interest, directly or indirectly, in any transaction during an earlier financial year.

8. LITIGATION STATEMENT

There is no legal or arbitration proceedings in which any member of the AngloGold Ashanti Group is or has been engaged, including any such proceedings which are pending or threatened of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this circular, a material effect on the financial position of the AngloGold Ashanti Group.

9. DIRECTORS' RESPONSIBILITY

The directors, whose names are given in paragraph 7.1 on page 15 of this circular, collectively and individually, accept full responsibility for the accuracy of the information given and certify that, to the best of their knowledge and belief, there are no facts, that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular contains all information required by the Listings Requirements.

10. GENERAL MEETING

Attached to and forming part of this circular is a notice convening a general meeting to be held at 10:00 South African time on Thursday, 30 July 2009 in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, in order to consider and, if deemed fit, pass, with or without modification, an ordinary resolution granting specific authority.

Certificated shareholders and dematerialised "own name" shareholders whose name appears on the sub-register maintained by their CSDP or broker, who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the share registrars in South Africa, the United Kingdom, Australia or Ghana by no later than 10:00 on Tuesday, 28 July 2009. The addresses of the share registrars are set out on the cover of this circular.

Dematerialised shareholders (other than dematerialised own name shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such dematerialised shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary Letter of Representation in terms of the custody agreement.

11. CONSENTS

The legal advisers, auditors and reporting accountants, sponsor, United Kingdom secretaries, share registrars and ADS depositary to AngloGold Ashanti have consented in writing to act in the capacity stated and to their reports, if any, and their names being included in this circular and have not withdrawn their consent prior to publication of this circular.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection by shareholders from the date of this circular, 29 June 2009, up to and including 30 July 2009, during normal business hours on business days at the undermentioned locations:

– Offering Circular dated 18 May 2009;

– Paying, Transfer and Conversion Agency Agreement dated 22 May 2009;

– Trust Deed dated 22 May 2009;

– Restricted Deposit Agreement dated 22 May 2009;

– Memorandum and articles of association of AngloGold Ashanti;

– Audited financial statements of AngloGold Ashanti for the three financial years ended 31 December 2006, 2007 and 2008;

– Mineral Resource and Ore Reserve Report 2008;

– Independent reporting accountants' report (Annexure A to this circular);

– Consent letters referred to in paragraph 11; and

– Service agreements for the two executive directors.

OFFICES

UNITED KINGDOM SECRETARIES

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England

South Africa
76 Jeppe Street
Newtown
Johannesburg 2001
South Africa

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
Australia

SHARE REGISTRARS

South Africa
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
South Africa

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
Australia
England

United Kingdom
Computershare Investor Services PLC
PO Box 82, The Pavilions
Bridgwater Road
Bristol BS99 7NH

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
Accra
Ghana

By order of the Board

Ms L Eatwell
Company Secretary

Johannesburg
South Africa

29 June 2009

Registered office and postal address

76 Jeppe Street, Newtown
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

REPORTING ACCOUNTANTS' REPORT ON THE *PRO FORMA* CONSOLIDATED BALANCE SHEET AND *PRO FORMA* FINANCIAL EFFECTS OF THE OFFERING AND CONVERSION OF THE CONVERTIBLE BONDS

The Directors
AngloGold Ashanti Limited
76 Jeppe Street
Newtown
2001

23 June 2009

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION OF ANGLOGOLD ASHANTI LIMITED

INTRODUCTION

The directors of AngloGold Ashanti Limited ('AngloGold Ashanti') are seeking the granting to and approval of a specific authority for AngloGold Ashanti directors to allot and issue up to a maximum of 15,384,615 ordinary shares of R0.25 each in the share capital of AngloGold Ashanti underlying the AngloGold Ashanti ADSs issuable upon the conversion of the US$732,500,000 3.50 percent Convertible Bonds due 22 May, 2014 issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of AngloGold Ashanti.

The transaction is called 'the convertible bonds transaction'.

REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

We have performed our limited assurance engagement in respect of the unaudited *pro forma* financial effects and the unaudited *pro forma* consolidated balance sheet and income statement as set out in paragraph 6 of the circular to shareholders, to be dated on or about 29 June 2009 (collectively, "the *pro forma* financial information") issued in connection with the convertible bonds transaction that is the subject of the circular of AngloGold Ashanti.

The *pro forma* financial information has been prepared in accordance with the requirements of the Listings Requirements of the JSE Limited ("JSE"), for illustrative purposes only, to provide information about how the convertible bonds transaction might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the *pro forma* balance sheet being reported on.

DIRECTORS' RESPONSIBILITY

The directors of AngloGold Ashanti are responsible for the compilation, contents and presentation of the *pro forma* financial information contained in the circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the *pro forma* financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of AngloGold Ashanti; and the *pro forma* adjustments are appropriate for the purposes of the *pro forma* financial information disclosed in terms of the JSE Listings Requirements.

REPORTING ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to express our limited assurance conclusion on the *pro forma* financial information included in the circular to AngloGold Ashanti shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance *Engagements Other Than Audits or Reviews of Historical Financial Information* and the *Guide on Pro forma Financial Information* issued by SAICA. This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information, beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

SOURCES OF INFORMATION AND WORK PERFORMED

Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the *pro forma* adjustments in light of the accounting policies of AngloGold Ashanti the issuer, considering the evidence supporting the *pro forma* adjustments and discussing the adjusted *pro forma* financial information with the directors of the company in respect of the corporate action that is the subject of this circular. In arriving at our conclusion, we have relied upon financial information prepared by the directors of AngloGold Ashanti and other information from various public, financial and industry sources. While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with *International Standards on Auditing or International Standards on Review Engagements* and accordingly, we do not express an audit or review opinion.

In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

CONCLUSION

Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that:

• the *pro forma* financial information has not been properly compiled on the basis stated;

• such basis is inconsistent with the accounting policies of the issuer;

• the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed in terms of the Sections 8.17 and 8.30 JSE Listings Requirements.

Ernst & Young Inc.
Registered Auditor
Wanderers Office Park
52 Corlett Drive, Illovo
Johannesburg

SHARE PRICE HISTORY

The high, low and closing prices of the AngloGold Ashanti ordinary shares on the JSE and the volumes traded were as follows:

	High (cents)	Low (cents)	Closing (cents)	Volume (shares)
Quarter ended				
30 June 2007	35,322	26,100	26,710	33,362,684
30 September 2007	33,600	25,400	32,620	43,540,755
31 December 2007	34,100	27,781	29,300	109,465,959
31 March 2008	34,900	24,801	27,201	81,817,711
30 June 2008	31,145	23,053	26,885	58,379,585
30 September 2008	28,300	17,201	19,200	76,889,800
31 December 2008	28,460	15,011	25,200	89,568,300
31 March 2009	36,900	23,206	34,500	141,566,376
Month ended				
30 June 2008	27,975	23,053	26,885	21,992,600
31 July 2008	28,300	23,300	24,125	25,329,700
31 August 2008	24,125	19,622	20,850	21,327,600
30 September 2008	21,500	17,201	19,200	30,232,500
31 October 2008	21,643	15,011	18,849	44,052,800
30 November 2008	23,000	15,103	21,900	21,543,700
31 December 2008	28,460	20,400	25,200	23,971,800
31 January 2009	30,548	23,206	28,625	27,742,396
28 February 2009	33,298	25,152	29,750	36,096,922
31 March 2009	36,900	29,511	34,500	77,727,058
30 April 2009	35,789	25,950	26,180	28,904,014
31 May 2009	34,600	26,200	34,600	26,929,067
Daily				
11 May 2009	30,970	29,405	30,540	1,042,138
12 May 2009	31,685	30,002	31,450	1,417,044
13 May 2009	32,500	31,300	31,941	1,542,080
14 May 2009	31,600	30,100	31,221	1,070,616
15 May 2009	32,700	31,100	32,400	683,458
18 May 2009	32,100	29,700	30,250	1,481,924
19 May 2009	30,064	29,201	30,050	1,558,948
20 May 2009	31,301	30,215	30,960	1,290,506
21 May 2009	31,852	30,500	30,650	1,099,443
22 May 2009	31,998	31,249	31,521	1,417,740
25 May 2009	32,800	30,601	32,417	1,228,487
26 May 2009	32,397	30,900	31,501	1,421,986
27 May 2009	32,159	31,000	31,290	753,508
28 May 2009	32,724	30,885	32,500	1,462,351
29 May 2009	34,600	32,700	34,600	2,320,504

	High (cents)	Low (cents)	Closing (cents)	Volume (shares)
Daily				
1 June 2009	34,489	32,455	33,405	1,501,037
2 June 2009	33,998	32,205	33,800	1,229,910
3 June 2009	34,186	32,680	33,298	1,216,040
4 June 2009	33,099	31,900	33,099	820,551
5 June 2009	33,699	31,031	31,500	535,555
8 June 2009	31,998	30,800	31,450	831,203
9 June 2009	32,977	31,307	31,953	825,137
10 June 2009	32,390	31,310	31,820	743,366
11 June 2009	31,889	30,255	30,451	755,587
12 June 2009	30,797	29,400	29,600	826,714
15 June 2009	29,721	28,728	29,350	809,356
17 June 2009	29,629	28,736	29,600	982,394
18 June 2009	30,113	29,120	29,800	1,940,060
19 June 2009	30,790	29,246	30,790	955,969
22 June 2009	30,950	28,901	28,901	982,760

Source : I-Net

ANGLOGOLD ASHANTI

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or the "Company")

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of AngloGold Ashanti will be held at 10:00 (South African time) on Thursday, 30 July 2009, in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, for the purpose of considering and, if deemed fit, passing, with or without modification, the following ordinary resolution:

ORDINARY RESOLUTION

"Resolved as an ordinary resolution that, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Limited from time to time, 15,384,615 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company are placed under the control of the directors of the Company, as a specific authority and approval, to allot and issue up to a maximum of 15,384,615 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company, for the purpose of the conversion of the US$732,500,000 3.50 percent Convertible Bonds due 2014, issued by AngloGold Ashanti Holdings Finance plc, a wholly-owned subsidiary of the Company, and irrevocably guaranteed by the Company."

REASON FOR THE ORDINARY RESOLUTION

The reason for proposing the above ordinary resolution is to seek a specific authority and approval for the directors of the Company to allot and issue up to 15,384,615 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company at an initial conversion price of US$47.6126 per AngloGold Ashanti ADS, subject to adjustment, for purposes of the conversion of the US$732,500,000 3.5 percent convertible bonds issued by AngloGold Ashanti Holdings Finance plc into AngloGold Ashanti American Depositary Shares issuable upon exercise of conversion rights attached to the Convertible Bonds.

VOTING AND PROXIES

In terms of the Listings Requirements of the JSE Limited, the issue of the AngloGold Ashanti ordinary shares in terms of the specific authority and approval granted in terms of the ordinary resolution will constitute an issue of shares for cash and accordingly the ordinary resolution is, in terms of such Listings Requirements, required to be passed by a majority of 75 percent of votes exercisable by shareholders present or represented at the general meeting.

A shareholder entitled to attend and vote at the general meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Certificated shareholders and dematerialised "own name" shareholders (whose name appears on the sub-register maintained by their CSDP or broker), who are unable to attend the general meeting and wish to be represented thereat, must complete and return the attached form of proxy in accordance with the instructions contained therein, so as to reach the Company's share registrars in South Africa, the United

Kingdom, Australia or Ghana by no later than 10:00 (South African time) on Tuesday, 28 July 2009. The addresses of the share registrars are on the cover of the circular of which this notice forms part.

Duly completed AngloGold Ashanti CDI voting instruction forms must be received by the share registrars in Perth, Australia, by 10:00 (Perth time) on Monday, 27 July 2009.

In accordance with the AngloGold Ashanti Ghanaian Depositary Shares ("GhDSs") Agreement dated 26 April 2004, the Depositary will mail all appropriate notice, together with a voting instruction form, to holders of GhDSs. Holders of GhDSs may direct the Depositary via the voting instruction form to vote on their behalf in the manner such holders may direct.

Dematerialised shareholders (other than dematerialised "own name" shareholders) must advise their CSDP or broker of their voting instructions should they wish to be represented at the general meeting. If, however, such shareholders wish to attend the general meeting in person, they will need to request their CSDP or broker to provide them with the necessary Letter of Representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

Shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the website http://www.investorportal.co.za (click on the AngloGold Ashanti icon). Registration is free of charge. A demonstration of the electronic online proxy voting process may be viewed on http://www.investorportal.co.za

By order of the Board

Lynda Eatwell
Company Secretary

Johannesburg
South Africa
29 June 2009

ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485   JSE share code: ANG
("AngloGold Ashanti" or the "Company")

FORM OF PROXY

THIS FORM OF PROXY IS ONLY TO BE COMPLETED BY THOSE ANGLOGOLD ASHANTI SHAREHOLDERS WHO HOLD ORDINARY SHARES IN CERTIFICATED FORM OR RECORDED IN SUB-REGISTERED DEMATERIALISED ELECTRONIC FORM IN "OWN NAME". OTHER ANGLOGOLD ASHANTI SHAREHOLDERS WHO HOLD DEMATERIALISED ORDINARY SHARES ARE REQUIRED TO REFER TO PARAGRAPH 2 OF THE "NOTES" FOR FURTHER INSTRUCTIONS.

I/We

(Full Name in BLOCK LETTERS)

of

(Address in BLOCK LETTERS)

being a shareholder(s) of the Company, holding _____ ordinary shares of R0.25 each in AngloGold Ashanti, do hereby appoint:

1. _____ or failing him/her,

2. _____ or, failing him/her,

3.   the chairman of the general meeting

as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the general meeting of shareholders to be held in The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, on Thursday, 30 July 2009, at 10:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary resolution to be proposed at such meeting:

Please indicate with an "X" in the appropriate spaces how votes are to be cast

Please indicate with an "X" in the appropriate spaces how votes are to be cast	For	Against	Abstain
Ordinary Resolution Specific authority and approval to the directors to issue ordinary shares for the purposes of the conversion rights attaching to the US$732,500,000 3.50 percent convertible bonds issued by AngloGold Ashanti Finance plc, a wholly-owned subsidiary of the Company, and irrevocably guaranteed by the Company			

A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company.

Every person present and entitled to vote at the general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.

Signed at _____ on _____ 2009

Name in BLOCK LETTERS _____ Signature _____

(Initials and surname of joint holders, if any)

Please read the notes on the reverse side hereof

This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests and Ghanaian Depositary Shares

NOTES:

1. A form of proxy is only to be completed by those ordinary shareholders who are:

    1.1 holding ordinary shares in certificated form; or

    1.2 recorded in sub-registered dematerialised electronic form in "own name".

2. Shareholders who have dematerialised their shares (other than those whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) who wish to attend the general meeting in person, will need to request their CSDP to provide them with the necessary Letter of Representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP.

3. A signatory to this form of proxy may insert the name of a proxy or the name of an alternative proxy of the signatory's choice in the blank spaces provided with or without deleting "the chairman of the general meeting", but any such deletion must be signed in full by the signatory. Any insertion or deletion not complying with the aforegoing will be deemed not to have been validly effected. The person present at the general meeting whose name appears first on the list of names overleaf, shall be the validly appointed proxy for the shareholder at the general meeting.

4. A shareholder's instructions to the proxy must be indicated in the appropriate spaces provided. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect whereof abstention is directed, may not exceed the total of the votes exercisable by the shareholder or the proxy. Failure to comply with the above or to provide voting instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder's votes exercisable at the general meeting.

5. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory.

6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the share registrars of the Company in South Africa, the United Kingdom, Australia or Ghana.

7. When there are joint holders of shares, any one holder may sign the form of proxy.

8. The completion and lodging of this form of proxy will not preclude the shareholder who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such shareholder wish to do so.

9. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received otherwise than in accordance with these notes, provided that he is satisfied as to the manner in which the shareholder concerned wishes to vote.

10. Completed forms of proxy should be returned to one of the undermentioned addresses by no later than 10:00 (South African time) on Tuesday, 28 July 2009:

Computershare Investor Services (Proprietary) Limited	Ground Floor, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) South Africa
Computershare Investor Services PLC	PO Box 82, The Pavilions, Bridgwater Road Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited	Level 2, 45 St George's Terrace, Perth, WA 6000 (GPO Box D182, Perth, WA 6840) Australia
NTHC Limited	Martco House, Off Kwame Nkrumah Avenue PO Box K1A 9563 Airport, Accra Ghana

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PRINTED BY INCE (PTY) LTD

REF. W2CF07559

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 29, 2009

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary